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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January , 2022.

Commission File Number 001-39491

EXCELLON RESOURCES INC.

(Translation of registrant’s name into English)

10 KING STREET EAST, SUITE 200 TORONTO, ONTARIO, CANADA M5C 1C3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☐ Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

EXCELLON PROVIDES OPERATIONS AND EXPLORATION UPDATE

Toronto, Ontario – January 5, 2022 – Excellon Resources Inc. (TSX:EXN; NYSE:EXN; FRA:E4X2) (“Excellon” or the “Company”) is providing an update on operations at Platosa and company-wide exploration plans over the course of 2022, with additional updates to be forthcoming as mining and exploration plans evolve over the coming months.

“The Platosa Mine has been in operation since mid-2005 and has been a key contributor to the local economy of Bermejillo, Durango,” stated Brendan Cahill, President and CEO. “We have made great progress at Platosa over the past 16 years, professionalizing the mining operation, improving health and safety to industry standards, growing mineral resources and overcoming Platosa’s particular dewatering challenges. We have continued to aggressively drill to expand and define the mineral resource in recent years, but we are entering an area of the deposit that steepens significantly, with fewer vertical-tonnes-per-metre than historically encountered. The last two years have seen an increase in the challenges we face in Mexico, particularly the impact on dewatering rates of the suspension of industries in Q2 2020 and the polar vortex in February 2021, along with increased consumable prices and certain legislative changes. We continue to explore from underground and surface and refine the operation, but we are now assessing the economic viability of mining at Platosa beyond mid-2022. We will provide additional updates as 2022 mining plans continue to evolve. Contemporaneously, we also continue to advance exploration on each of our projects and we are considering various strategic alternatives to unlock value in each of our assets.”

Operation and Mine Planning Discussion

During 2021, the Platosa Mine and Miguel Auza mill delivered four quarters of stable production at record rates (six consecutive quarters looking back to Q3 2020). Annual and Q4 production results for 2021 are expected to be released in the coming weeks.

The Company conducted extensive underground drilling over the past six quarters, including 320 holes totalling 20,462 metres during 2021. Much of this drilling successfully improved definition of mineralized bodies in advance of mining operations and incrementally added tonnage to the mineralized body. A key goal of this drilling, as variously stated, was to define tonnage in an area of deposit, the “Gap Zone,” that had not been sufficiently drilled with historic vertical holes from surface and which held significant potential for additional mineralization connecting the shallower parts of the mineralized body with the deepest defined extents. Drilling in the Gap Zone has not sufficiently infilled this area of the deposit.

Over the course of 2021, cost increases impacted the operation in various areas, particularly energy (associated with increasing natural gas prices from the polar vortex of February 2021, which were subsequently sustained in part throughout 2021) and labour, the two largest cost centres. Additionally, legislative changes in Mexico further materially increased labour costs.

The Company is assessing whether maintaining a consistent production schedule beyond mid-2022 at achievable dewatering rates and with acceptable capital expenditures is possible without additional mineralization being defined in the Gap Zone or elsewhere.

Underground drilling continues and results are forthcoming on various areas of the deposit, including follow-up results from the vertically-oriented 817 Zone (2,860 g/t AgEq over 7.5 metres in EX21UG690). Ongoing underground exploration is testing for other potential vertical zones of mineralization. The Company is also launching an up to 2,000 metre surface drilling program in the coming weeks to test anomalous mineralization approximately 90 metres southeast of Manto 623. This drilling will be important to define mine planning for 2022 and is expected to provide insights by late Q1 2022.

Exploration Outlook

The Company has ambitious exploration plans on each of its projects for 2022. The brief summary of programs outlined below is flexible to market and liquidity conditions and receipt of outstanding data and data generated from the proposed programs. More detailed, project specific summaries may be provided prior to the commencement of each program. Updates on the 2022 program for the Oakley Project, operated and managed by Centerra Gold pursuant to the terms of the option agreement on the project, will also be provided in due course.

Platosa

Beyond the programs outlined above, the Company has a 2,700 metre drill program at PDN planned for H2 2022. PDN is a skarn-related target approximately two kilometres north of the Platosa Mine associated with the Rincón del Caído discovery made in 2012. The target is an 800-metre-long geophysical anomaly derived from induced polarization, magnetics and gravity surveys. The discovery horizon is at approximately 500-800 metres depth, which has necessitated an incremental drilling approach.

The Company is conducting an O18 isotope study on the Jaboncillo target, approximately 11 kilometres northwest of the Platosa Mine. Jaboncillo is a Platosa- or CRD-style target, where exploration is testing for massive sulphide mantos and chimneys. The isotope study has been delayed due to COVID limitations in the academic labs capable of conducting the work. Combined with the strong understanding of stratigraphy and structure derived from geophysics and recent drilling programs, the isotope study is expected to provide additional information on the characteristics of the Jaboncillo hydrothermal system and additional vectors for a potential drilling program in late-2022.

Evolución

At the Evolución Project, the Company has planned approximately 4,600 metres of drilling for H2 2022 at the Ilusión and Los Lobos targets, which may lie on the structure regionally controlling Hecla Mining’s San Sebastián Mine, northwest of the project. The program is based on an ongoing regional structural geology study by a Ph.D. candidate from the Université du Québec à Montréal, detailed mapping and rock and soil geochemistry.

Kilgore

The Company expects to commence a drilling program of approximately 15,000 metres on the Kilgore Project in mid-2022 pursuant to the terms of the drilling operations plan permitted by the United States Forest Service. The program is focussed on the Mine Ridge area, with 9,800 metres to expand the Kilgore deposit along strike and test high-grade mineralization at depth and an additional 1,800 metres to support metallurgical, geotechnical and hydrological studies. Additional drilling is planned for Prospect Ridge (1,250 metres) to test mineralization at depth and along strike from the deposit and Dog Bone Ridge (1,800 metres) to follow up on historic high-grade intersections. Drilling may also be conducted at the Gold Ridge target depending on results from drilling to depth at the Mine Ridge target and to follow-up on soil sampling anomalies.

Silver City

The Company currently expects to resume drilling on the Silver City Project in late January to close out the 2021 program, dependant on pending results from the Grauer Wolf target. Drilling may be conducted until March 31st and resumed on approximately July 1st based on crop planting and bird nesting cycles. Subject to annual permitting requirements, the currently proposed 2022 drilling program at Silver City includes approximately 9,000 metres of drilling on the Grauer Wolf, Peter Vein and Reichenbach targets and approximately 2,100 metres testing of known mineralized structures on the Oederan, Mohorn and Frauenstein licenses, which were added to the project in 2021. Various soil and ground geophysical studies are expected on the project during 2022 and advanced structural analysis is considered a high priority.

Corporate Development and Strategic Alternatives

The Company is considering various corporate development opportunities and strategic alternatives that may include acquisitions, divestitures, mergers or spin-offs of the Company’s or third parties’ assets, as applicable.

Qualified Person

Paul Keller, P.Eng., Chief Operating Officer, has acted as the Qualified Person, as defined in NI 43-101, with respect to the disclosure of the engineering and operating information contained in this press release. Jorge Ortega, P.Geo., Vice President Exploration, has acted as the Qualified Person, as defined in NI 43-101, with respect to the disclosure of the geological information contained in this press release.

About Excellon

Excellon’s vision is to create wealth by realizing strategic opportunities through discipline and innovation for the benefit of our employees, communities and shareholders. The Company is advancing a precious metals growth pipeline that includes: Platosa, Mexico’s highest-grade silver mine since production commenced in 2005; Kilgore, a high-quality advanced exploration gold project in Idaho with strong economics and significant growth and discovery potential; and an option on Silver City, a high-grade epithermal silver district in Saxony, Germany with 750 years of mining history and no modern exploration. The Company also aims to continue capitalizing on current market conditions by acquiring undervalued projects.

Additional details on Excellon’s properties are available at www.excellonresources.com.

For Further Information, Please Contact:

Excellon Resources Inc.
Brendan Cahill, President & Chief Executive Officer

(416) 364-1130
info@excellonresources.com

www.excellonresources.com

Forward-Looking Statements

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this Press Release, which has been prepared by management. This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act. Such statements include, without limitation, statements regarding mineral resources estimates, the future results of operations, performance and achievements of the Company, including potential strategic transactions, the timing, content, cost and results of proposed work programs, the discovery and delineation of mineral deposits/resources/reserves, geological interpretations, proposed production rates, potential mineral recovery processes and rates, business and financing plans, business trends and future operating revenues. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, significant downward variations in the market price of any minerals produced, the Company’s inability to obtain any necessary permits, consents or authorizations required for its activities, to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies. All of the Company’s public disclosure filings may be accessed via www.sedar.com and readers are urged to review these materials. This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.

Cautionary Note to U.S. Investors: The terms “mineral resource,” “measured mineral resource,” “indicated mineral resource” and “inferred mineral resource,” as used on Excellon’s website and in its press releases are Canadian mining terms that are defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). These Canadian terms are not defined terms under United States Securities and Exchange Commission (“SEC”) Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC by U.S. registered companies. The SEC permits U.S. companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Accordingly, note that information describing the Company’s “mineral resources” is not directly comparable to information made public by U.S. companies subject to reporting requirements under U.S. securities laws. U.S. investors are urged to consider closely the disclosure in the Company’s Form 40-F which may be secured from the Company, or online at http://www.sec.gov/edgar.shtml.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXCELLON RESOURCES INC.
(Registrant)

Date: January 5, 2022	By:	/s/ Brendan Cahill
President and Chief Executive Officer